Exhibit (a)(12)
April 6, 2007
     As you know, Broadcom Corporation is conducting an offer to amend or replace certain outstanding options, as described in more detail in our Offer to Amend or Replace Eligible Options dated March 21, 2007 (the “Offer Document”), a copy of which you have already received. The purpose of this announcement is to clarify the status of Eligible Optionees who terminate employment after the Expiration Date but before the Amendment Date.
     Clarification of Eligible Optionee Status
     To clarify the status of Eligible Optionees who terminate employment with Broadcom Corporation on or after the Expiration Date but before the Amendment Date on which their tendered Eligible Options are scheduled to be amended or replaced, we have added following question and answer to the Summary Term Sheet of the Offer Document immediately prior to the question entitled “WHAT ARE THE TAX CONSEQUENCES OF AN OPTION SUBJECT TO SECTION 409A?”:
     “WHAT HAPPENS IF MY EMPLOYMENT TERMINATES ON OR AFTER THE EXPIRATION DATE BUT BEFORE THE AMENDMENT DATE? If your employment with Broadcom (or any Broadcom subsidiary) terminates on or after the Expiration Date but prior to the Amendment Date, none of your tendered Eligible Options will be amended or replaced pursuant to the Offer, and you will not be entitled to any Cash Payment with respect to those options. The tendered options will be returned to you and will remain exercisable in accordance with the terms in effect for them at the time of the tender, including the current exercise price per share. If you take no other action to bring those options into compliance with Section 409A, you may be subject to adverse taxation in the manner discussed below. You will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.”
     In addition, the information set forth in Section 1 of the Offer Document entitled “Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; New Options; Expiration Date; Additional Considerations” is hereby amended as follows:
     The first sentence under the section entitled “Former Employees” is deleted in its entirety and replaced with the following language: “If you are not in the employ of Broadcom (or any Broadcom subsidiary) on the Expiration Date or on the Amendment Date, none of your tendered Eligible Options will be amended or replaced, and you will not be entitled to a Cash Payment with respect to those options.”
     Accordingly, should you terminate employment with Broadcom Corporation (or any Broadcom subsidiary) on or after the Expiration Date but before the Amendment Date, then you will no longer qualify as an Eligible Optionee and cannot participate in the Offer. Any Eligible Options you may have tendered will be promptly returned to you and will not be amended or replaced pursuant to the Offer, and no Cash Payment will be payable to you. The returned options will remain exercisable in accordance with the terms in effect for them at the time of the tender, including the current exercise price per share. If you take no other action to bring those options into compliance with Section 409A, you may be subject to adverse taxation under Section 409A of the Internal Revenue Code and will be solely responsible for any taxes, penalties or interest you may incur under Section 409A..
     Status of Offer
     Except for the clarification regarding the status of Eligible Optionees who terminate employment on or after the Expiration Date but before the Amendment Date, all the terms and conditions of the Offer remain the same.

     Please remember that you cannot exercise any of your tendered Eligible Options before the Amendment Date if you want those options to be amended or replaced to avoid adverse taxation under Section 409A of the Internal Revenue Code. If you do exercise any of your tendered Eligible Options before they are amended or replaced pursuant to the Offer, you will be solely responsible for any taxes, penalties or interest payments that you may incur as a result.
     Supplemental Information
     You will receive by email, concurrently with this notice, two additional items pertaining to the Offer:
     1. Frequently Asked Questions—which will address some of the important points to keep in mind when deciding whether to tender your Eligible Options for amendment or replacement pursuant to the Offer.
     2. Form of Stock Option Amendment and Special Cash Payment Agreement—this document will be completed by Broadcom on the Amendment Date and sent to you to indicate the new exercise prices in effect for your Amended Options and the Cash Payment to which you will be entitled as a result.